EXHIBIT 99.1

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 avino.com

August 12, 2026

AVINO REPORTS Q2 2026 FINANCIAL RESULTS

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American; FSE: GV6) a long-standing silver producer in Mexico, announces its unaudited condensed interim consolidated financial results for the second quarter of 2026. All amounts are in U.S. dollars unless stated otherwise.

Second Quarter 2026 Financial Highlights

•	Revenues: The Company achieved $26.8 million in revenues for Q2 2026, an increase of 23% from Q2 2025. 54% of revenues were derived from silver production at an average realized price of $68.90 per ounce.
•	Mine Operating Income: Mine operating income was $13.0 million, an increase of 27% from Q2 2025.
•	Net Income: Earnings, or net income after taxes, was $10.9 million, or $0.06 per diluted share, an increase of 281% and 200%, respectively, from Q2 2025.
•	Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”)[3] and Adjusted Earnings[3]: EBITDA was $12.6 million, an increase of 69% from Q2 2025. Adjusted earnings were $11.1 million, or $0.06 per share, an increase of 26% and unchanged, respectively, from Q2 2025.
•	Strong Cash Provided by Operating Activities and Operating Cash Before Working Capital Adjustments[3]: Cash provided by operating activities was $13.3 million, an increase of 59% from Q2 2025. The Company generated operating cash before working capital adjustments of $8.3 million, an increase of 32% compared to Q2 2025.
•	Mine Operating Cash Flow Before Taxes: Mine operating cash flows before taxes was $14.4 million, an increase of 28% from Q2 2025.

“During the second quarter, the Company continued its main focus of advancing La Preciosa while free cash flow from Avino further adds to the balance sheet quarter after quarter,” said David Wolfin, President and CEO. “With La Preciosa development material doubling in mine and mill throughput during the quarter, our transformational growth plan toward becoming a Mexico-focused mid-tier primary silver producer remains on track, and we continue working on delivering long-term value for our shareholders.”

August 12, 2026 - Avino Silver & Gold Mines Ltd. - News Release

Avino Reports Q2 2026 Financial Results

Second Quarter 2026 Operating and Financial Highlights

Highlights (In US$, unless otherwise noted)	Q2 2026	Q2 2025	Change	YTD 2026	YTD 2025	Change
Operating
Tonnes Milled	184,293	190,987	-4%	369,790	358,840	3%
Silver Ounces Produced	267,305	283,619	-6%	530,632	549,300	-3%
Gold Ounces Produced	2,178	1,774	23%	4,029	3,999	1%
Copper Pounds Produced	729,929	1,461,980	-50%	2,073,583	3,065,323	-32%
Silver Equivalent Ounces[1] Produced	534,945	645,602	-17%	1,103,057	1,324,060	-17%
Concentrate Sales And Costs
Silver Equivalent Payable Ounces Sold[2]	387,142	676,453	-43%	870,866	1,244,334	-30%
Average Realized Silver Price per Ounce Sold	$68.90	$33.85	104%	$74.62	$33.30	124%
Cash Cost per Silver Equivalent Payable Ounce[2,3]	$28.62	$15.11	89%	$26.31	$13.97	88%
All-in Sustaining Cost per Silver Equivalent Payable Ounce[2,3]	$38.75	$20.93	85%	$36.52	$20.54	78%
Cash Cost per Tonne Processed[3]	$74.72	$52.61	42%	$69.36	$52.29	33%
All-in Sustaining Cost per Tonne Processed[3]	$96.01	$73.70	30%	$93.40	$75.33	24%
Financial Operating Performance (in 000’s)
Revenues	$26,787	$21,805	23%	$66,220	$40,641	63%
Mine operating income	$12,971	$10,224	27%	$36,389	$20,786	75%
Net income	$10,899	$2,864	281%	$26,812	$8,481	216%
Earnings before interest, taxes and amortization (“EBITDA”)[3]	$12,559	$7,432	69%	$38,090	$17,130	122%
Adjusted earnings[3]	$11,125	$8,837	26%	$35,462	$18,592	91%
Cash provided by operating activities	$13,260	$8,350	59%	$26,892	$9,108	195%
Operating cash flow before working capital adjustments[3]	$8,254	$6,269	32%	$26,943	$13,630	98%
Mine operating cash flow before taxes[3]	$14,419	$11,273	28%	$41,132	$22,670	81%
Per Share Amounts
Earnings per share - diluted	$0.06	$0.02	200%	$0.15	$0.06	150%
Adjusted earnings per share[3]	$0.06	$0.06	-%	$0.20	$0.12	67%

Liquidity & Working Capital (in 000’s)	June 30, 2026	March 31, 2026	Change	June 30, 2026	December 31, 2025	Change
Cash	$144,183	$138,646	4%	$144,183	$101,724	42%
Working capital3	$140,774	$139,724	1%	$140,774	$99,562	41%

August 12, 2026 - Avino Silver & Gold Mines Ltd. - News Release

Avino Reports Q2 2026 Financial Results

La Preciosa Milestones

•	Steady Progress & Increased Development Production: Ongoing extraction, haulage, and processing of mineralized development material from La Preciosa was above plan in Q2 2026, primarily due to Mill Circuit 2 becoming available. This increased throughput was offset by intentional processing of lower-grade development ore during elevated metal prices, that would have otherwise been stockpiled. Development production increased 59% from Q1 2026, contributing 100,658 AgEq[1] ounces, and consisting of 84,806 silver oz and 182 gold oz.

•	2026 Drill Program: There are two drills currently turning at La Preciosa, with 6,591 meters of drilling completed at the end of Q2 as part of the planned 15,000 metres of exploration for 2026. Drilling has now shifted from infill holes to exploration and step-out holes at high-priority targets at vein intersections and projections. It is important to note that none of the infill drilling holes completed to date were included in the mineral reserve update mentioned below. Furthermore, most of the exploration holes are in areas outside the current resource model.

Operating Highlights

•	Primary Silver Revenues: 54% of the Company’s Q2 2026 revenues came from the sales of silver processed from the production material from the Avino Mine and development material from La Preciosa at an average realized price of $68.90 per silver ounce.

•	Consistent Mill Throughput: In Q2 2026, mill throughput remained on plan with 184,293 tonnes processed from both Avino and La Preciosa. Continued steady mill performance and availability reflects the impact of targeted upgrades and automation initiatives led by our operations and maintenance teams over recent years.

•	Inaugural Mineral Reserve Estimate at Avino and La Preciosa: On April 16, 2026, Avino announced the completion of a new Mineral Reserve Estimate and updated Mineral Resource Estimate which includes La Preciosa, the Avino Mine (consisting of the Elena Tolosa (“ET”) deposit, Guadelupe, and La Potosina). Collectively, the Company’s assets host proven and probable mineral reserves of 27 million tonnes for 127 million silver equivalent ounces at a grade of 145 g/t. In mineral resources, collectively the Company holds measured and indicated mineral resources totaling 67.7 million tonnes and 301 million silver equivalent ounces at a grade of 162 g/t, as well as inferred mineral resources totaling 24.8 million tonnes and 87.6 million silver equivalent ounces at a grade of 123 g/t.

•	2026 Drill Program at Avino: Drilling remains ongoing in the same locations as in Q1 as we continue to understand the nature of the veining. The first drill was focused in the upper area in the eastern portion of the system. The second drill at Avino was focused on extension drilling in the footwall breccia area in the upper east portion. During the second quarter, Avino has been hosting geological consultants that are helping identify key geological features to target areas for resource expansion.

•	Health and Safety Performance: For Q2 2026, the Company achieved a Lost Time Incident Frequency Rate (“LTIFR”) of 4.82 per 1,000,000 hours worked. Total reportable lost time incident rate was 0.10.

Corporate

•	Normal Course Issuer Bid Approval: Early in the 2nd quarter, Avino announced that the TSX had accepted the Company’s notice of Intention to repurchase for cancellation up to an aggregate of 8,423,566 common shares, or approximately 5% of the Company’s issued and outstanding shares. Avino is in a strong financial position, and at current silver prices and enough free cash flow generation in 2026 to support the repurchase of common shares, bringing additional value to shareholders and further underscoring our commitment to delivering strong shareholder returns.

•	Senior Leadership Appointments: The Company strengthened its senior leadership team with the appointment of Marc Turcotte as Senior Vice President, Corporate Development, and the promotion of Peter Latta to Senior Vice President, Technical Services. The June 8, 2026 news release can be viewed here.

August 12, 2026 - Avino Silver & Gold Mines Ltd. - News Release

Avino Reports Q2 2026 Financial Results

2026 Capital Expenditures

Capital expenditures in the first six months of 2026 totaled $6.5 million, compared to $5.8 million in the first half of 2025. The increased amount is in line with our capital budget for 2026 and was primarily spent on mine development and equipment for future production mining operations at La Preciosa.

The earnings should be read in conjunction with the Company’s Financial Statements and Management’s Discussion and Analysis (“MD&A”) for the corresponding period, which can be viewed on the Company’s website at www.avino.com, or on SEDAR+ at www.sedarplus.ca or on EDGAR at www.sec.gov.

ESG Initiatives

The United Nations Sustainable Development Goals provide the foundation for Avino’s sustainability approach, helping us prioritize initiatives that deliver meaningful environmental, social, and economic benefits.

Our operations continue to make a meaningful contribution to the regional economy through local employment, training, procurement, and community-based initiatives. We remain committed to supporting the long-term social and economic development of the communities where we operate while fostering sustainable growth for all stakeholders.

Avino has completed its second annual Sustainability Report, which has now been published on our website. The report is intended to provide transparency on how responsible mining practices, strong governance, and community engagement support Avino’s operational performance and long-term growth.

Qualified Person

Peter Latta, P. Eng, MBA, Senior Vice President Technical Services, Avino, who is a qualified person within the context of National Instrument 43-101 has reviewed and approved the technical data in this news release.

Non-IFRS Measures

The financial results in this news release include references to non-IFRS Accounting Standards measures. These measures are used by the Company to manage and evaluate the operating performance of the Company’s mining operations and are widely reported in the silver and gold mining industry as benchmarks for performance, but do not have standardized meanings prescribed by IFRS. For a reconciliation of non-GAAP and GAAP measures, please refer to the “Non-IFRS Accounting Standards Measures” section of the Company’s MD&A dated May 13, 2026, for the three months ended June 30, 2026, which is incorporated by reference within this news release and is available on SEDAR+ at www.sedarplus.ca.

Earnings Call Information

The Company’s Q2 2026 financial statements and results were released today, Wednesday, August 12, 2026, prior to the market open.

A conference call to discuss the Company’s Q2 2026 operational and financial results will be held today, Wednesday, August 12, 2026 at 10:00 a.m. PT / 1:00 PM. ET. To participate in the conference call or follow the webcast, please see the details below.

August 12, 2026 - Avino Silver & Gold Mines Ltd. - News Release

Avino Reports Q2 2026 Financial Results

Shareholders, analysts, investors, and media are invited to join the webcast and conference call by logging in here Avino’s Q2 2026 Financial Results or by dialing the following numbers five to ten minutes prior to the start time.

•	Toll Free: 888-506-0062
•	International: +1 973-528-0011
•	Participant Access Code: 531035

Participants will be greeted by an operator and asked for the access code. If a caller does not have the code, they can reference the Company name. Participants will have the opportunity to ask questions during the Q&A portion.

The conference call and webcast will be recorded, and the replay will be available on the Company’s website later today.

About Avino

Avino is a silver producer from its wholly owned Avino Mine near Durango, Mexico. The Company’s silver, gold and copper production remains unhedged. The Company intends to maintain long-term sustainable and profitable mining operations to reward shareholders and the community alike through our growth at the historic Avino Property and the strategic acquisition of the adjacent La Preciosa which was finalized in Q1 2022. Early in 2024, the Pre-feasibility Study on the Oxide Tailings Project was completed. This study is a key milestone in our growth trajectory. Avino has been included in the Toronto Stock Exchange’s 2025 TSX30™. Avino has distinguished itself by reaching the 5th position on the TSX30 2025 ranking. As part of Avino’s commitment to adopting sustainable practices, we have been operating a dry-stack tailings facility for more than two years with excellent results. We are committed to managing all business activities in a safe, environmentally responsible, and cost-effective manner, while contributing to the well-being of the communities in which we operate. We encourage you to connect with us on X (formerly Twitter) at @Avino_ASM and on LinkedIn at Avino Silver & Gold Mines. To view the Avino Mine VRIFY tour, please click here.

For Further Information, Please Contact:

Investor Relations

Tel: 604-682-3701

Email: IR@avino.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the mineral reserve estimate and mineral resource estimate for the Company’s Avino properties, including La Preciosa, located near Durango in west-central Mexico (the “Avino Property”) with an effective date of October 31, 2025 (consisting of the Elena Tolosa (“ET”) deposit, Guadalupe, and La Potosina). The Oxide Tailings Deposit mineral reserve estimate has an effective date of January 16, 2024.

This news release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995.These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “plans”, “projects”, “intends”, “estimates”, “envisages”, “potential”, “possible”, “strategy”, “goals”, “opportunities”, “objectives”, or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events. All forward-looking statements are based on the Company or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements in this news release include, but are not limited to, statements with respect to: the Company’s business strategy; future planning processes; the timing and amount of estimated future exploration and development; costs and timing of the development of deposits; capital projects and exploration activities and the possible results thereof; completion and filing of the updated Mineral Resource Estimate; future operating procedures; infrastructure development and economic enhancement projects. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if our property is developed, and in the case of measured and indicated mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

August 12, 2026 - Avino Silver & Gold Mines Ltd. - News Release

Avino Reports Q2 2026 Financial Results

Forward-looking statements reflect the beliefs, opinions and projections of management on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such factors include, without limitation the Company’s business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, and by reactions by government and private actors to such outbreaks; fluctuations in the spot and forward price of gold, silver, copper, base metals or certain other commodities; fluctuations in the currency markets (such as the Mexican Peso versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; requirements for additional capital to support expansion projects; changes in project parameters as plans continue to be refined; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); effectiveness of environmental mitigations and strategies including production of tailings and mine rock and water management strategies, the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company’s Annual Information Form for the year ended December 31, 2025 filed with the Canadian securities regulatory authorities under the Company’s SEDAR+ profile at www.sedarplus.ca, and in the Company’s Annual Report on Form 40-F filed with the SEC on EDGAR.

The Company cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

The Company is formed under the laws of British Columbia, Canada and qualifies as a “foreign private issuer” as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended, and is eligible to rely upon the Canada-U.S. Multi-Jurisdictional Disclosure System, and is therefore permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Technical disclosure contained in this news release has not been prepared in accordance with the requirements of United States securities laws and uses terms that comply with reporting standards in Canada with certain estimates prepared in accordance with NI 43-101.

NI43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning the issuer’s material mineral projects.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Footnotes:

1.

Silver equivalent or “AgEq” was calculated using metal prices of $45.30 per oz Ag, $3,929 per oz Au and $4.85 per lb Cu. These metal prices are based on the Company’s 2026 budget as approved by the Board of Directors, and previous periods have been recalculated using these prices for comparability purposes. Calculated figures may not add up due to rounding.

2.

“Silver equivalent payable ounces sold” for the purposes of cash costs and all-in sustaining costs consists of the sum of payable silver ounces, gold ounces and copper tonnes sold, before penalties, treatment charges, and refining charges, multiplied by the ratio of the average spot gold and copper prices to the average spot silver price for the corresponding period.

3.

Non-IFRS Accounting Standard measure. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning under IFRS Accounting Standards and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Accounting Standards Measures section for further information and detailed reconciliations.